Exhibit (a)(5)(H)

David E. Bower (SBN 119546)

MONTEVERDE & ASSOCIATES PC

600 Corporate Pointe, Suite 1170

Culver City, CA 90230

Tel: (213) 446-6652

Fax: (212) 202-7880

Counsel for Plaintiff

UNITED STATES DISTRICT COURT

FOR THE NORTHERN DISTRICT OF CALIFORNIA

EUGENE BARRINGTON, Individually and	Civil Action No.
on Behalf of All Others Similarly Situated,
CLASS ACTION COMPLAINT
Plaintiff,
DEMAND FOR JURY TRIAL
v.
1. VIOLATIONS OF THE SECURITIES
RPX CORPORATION, SHELBY W. BONNIE,	EXCHANGE ACT OF 1934
STEVEN L. FINGERHOOD, SANFORD R. ROBERTSON,
MARTIN E. ROBERTS, MALLUN YEN,
FRANK E. DANGEARD, GILBERT S. PALTER,
ANDREW D. AFRICK, and MAGDALENA YESIL,

Defendants.

Eugene Barrington (“Plaintiff”), by his undersigned attorneys, alleges upon personal knowledge with respect to himself, and upon information and belief based upon, inter alia, the investigation of counsel as to all other allegations herein, as follows:

NATURE OF THE ACTION

1.    This action is brought as a class action by Plaintiff on behalf of himself and the other public holders of the common stock of RPX Corporation (“RPX” or the “Company”) against RPX and the members of the Company’s board of directors (collectively, the “Board” or “Individual Defendants,” and, together with RPX, the “Defendants”) for their violations of Sections 14(e) and 20(a) of the Securities Exchange Act of 1934 (the “Exchange Act”), 15 U.S.C. §§ 78n(e) and 78t(a) in connection with the tender offer (“Tender Offer”) by HGGC, LLC, through its affiliates, (“HGGC”) to acquire all of the issued and outstanding shares of RPX (the “Proposed Transaction”).

2.    On April 30, 2018, RPX entered into a definitive agreement and plan of merger (the “Merger Agreement”), whereby each stockholder of RPX common stock will receive $10.50 per share (the “Offer Price”).

3.    On May 21, 2018, in order to convince RPX stockholders to tender their shares, the Board authorized the filing of a materially incomplete and misleading Schedule 14D-9 Solicitation/Recommendation Statement (the “Recommendation Statement”) with the Securities and Exchange Commission (“SEC”). In particular, the Recommendation Statement contains materially incomplete and misleading information concerning: (i) RPX’s financial projections; and (ii) the valuation analyses performed by the Company’s financial advisor, GCA Advisors, LLC (“GCA Advisors”).

4.    The Tender Offer is scheduled to expire at one-minute-past 11:59 p.m., eastern time, on June 18, 2018 (the “Expiration Date”). It is imperative that the material information that has been omitted from the Recommendation Statement is disclosed to the Company’s stockholders prior to the forthcoming Expiration Date so they can properly determine whether to tender their shares.

5.    For these reasons, and as set forth in detail herein, Plaintiff seeks to enjoin Defendants from closing the Tender Offer or taking any steps to consummate the Proposed Transaction, unless and until the material information discussed below is disclosed to RPX stockholders or, in the event the Proposed Transaction is consummated, to recover damages resulting from the Defendants’ violations of the Exchange Act.

JURISDICTION AND VENUE

6.    This Court has subject matter jurisdiction pursuant to Section 27 of the Exchange Act (15 U.S.C. § 78aa) and 28 U.S.C. § 1331 (federal question jurisdiction) as Plaintiff alleges violations of Section 14(e) and 20(a) of the Exchange Act.

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  7.    Personal jurisdiction exists over each Defendant either because the Defendant conducts business in or maintains operations in this District, or is an individual who is either present in this District for jurisdictional purposes or has sufficient minimum contacts with this District as to render the exercise of jurisdiction over Defendant by this Court permissible under traditional notions of fair play and substantial justice.

  8.    Venue is proper in this District under Section 27 of the Exchange Act, 15 U.S.C. § 78aa, as well as under 28 U.S.C. § 1391, because: (i) the conduct at issue took place and had an effect in this District; (ii) RPX maintains its primary place of business in this District; (iii) a substantial portion of the transactions and wrongs complained of herein, including Defendants’ primary participation in the wrongful acts detailed herein, occurred in this District; and (iv) Defendants have received substantial compensation in this District by doing business here and engaging in numerous activities that had an effect in this District.

PARTIES

  9.    Plaintiff is, and at all relevant times has been, a stockholder of RPX.

10.    Defendant RPX is a Delaware corporation and maintains its headquarters at One Market Plaza, Suite 1100, San Francisco, California 94105. RPX is a provider of patent risk and discovery management solutions. The Company’s common stock trades on the Nasdaq under the ticker symbol “RPXC”.

11.    Individual Defendant Shelby W. Bonnie (“Bonnie”) has been Chairman of the Board since March 2017 and a director of the Company since January 2011.

12.    Individual Defendant Steven L. Fingerhood (“Fingerhood”) has been a director of the Company since April 2012.

13.    Individual Defendant Sanford R. Robertson (“Robertson”) has been a director of the Company since May 2011.

14.    Individual Defendant Martin E. Roberts (“Roberts”) has been Chief Executive Officer (“CEO”) and President of the Company since March 2017 and a director of the Company since 2017.

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15.    Individual Defendant Mallun Yen (“Yen”) has been a director of the Company since April 2017.

16.    Individual Defendant Frank E. Dangeard (“Dangeard”) has been a director of the Company since April 2014.

17.    Individual Defendant Gilbert S. Palter (“Palter”) has been a director of the Company since May 2016.

18.    Individual Defendant Andrew D. Africk (“Africk”) has been a director of the Company since July 2016.

19.    Individual Defendant Magdalena Yesil (“Yesil”) has been a director of the Company since March 2017.

20.    The defendants identified in paragraphs 10-19 are collectively referred to as the “Defendants”.

CLASS ACTION ALLEGATIONS

21.    Plaintiff brings this class action pursuant to Fed. R. Civ. P. 23 on behalf of himself and the other public stockholders of RPX (the “Class”). Excluded from the Class are Defendants herein and any person, firm, trust, corporation, or other entity related to or affiliated with any Defendant.

22.    This action is properly maintainable as a class action because:

a.    The Class is so numerous that joinder of all members is impracticable. As of the close of business on May 16, 2018, there were 49,933,908 shares issued and outstanding, held by hundreds to thousands of individuals and entities scattered throughout the country. The actual number of public stockholders of RPX will be ascertained through discovery;

b.    There are questions of law and fact that are common to the Class that predominate over any questions affecting only individual members, including the following:

i)    whether Defendants have misrepresented or omitted material information concerning the Proposed Transaction in the Recommendation Statement, in violation of Sections 14(e) of the Exchange Act;

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ii)    whether the Individual Defendants have violated Section 20(a) of the Exchange Act; and

iii)    whether Plaintiff and other members of the Class will suffer irreparable harm if compelled to tender their shares based on the materially incomplete and misleading Recommendation Statement.

c.    Plaintiff is an adequate representative of the Class, has retained competent counsel experienced in litigation of this nature, and will fairly and adequately protect the interests of the Class;

d.    Plaintiff’s claims are typical of the claims of the other members of the Class and Plaintiff does not have any interests adverse to the Class;

e.    The prosecution of separate actions by individual members of the Class would create a risk of inconsistent or varying adjudications with respect to individual members of the Class, which would establish incompatible standards of conduct for the party opposing the Class;

f.    Defendants have acted on grounds generally applicable to the Class with respect to the matters complained of herein, thereby making appropriate the relief sought herein with respect to the Class as a whole; and

g.    A class action is superior to other available methods for fairly and efficiently adjudicating the controversy.

SUBSTANTIVE ALLEGATIONS

I.	Background and the Proposed Transaction

23.    RPX, incorporated on July 15, 2008, is engaged in providing an alternative to litigation through its patent risk management services. The Company helps companies reduce patent litigation risk and corporate legal expense through two primary service offerings: patent risk management services and discovery services. The Company operates through two segments: patent risk management and discovery services. Its patent risk management segment generates its revenues from membership subscriptions, premiums earned from insurance policies, and management fees for marketing, underwriting, and claim management. Its discovery services segment generates its revenues from fees generated for data collection, hosting, and processing, project management, and document review services.

CLASS ACTION COMPLAINT

24.    HGGC, is a private equity firm specializing in leveraged buyouts, add-on acquisitions, platform investments, recapitalizations, growth equity, public to private, corporate carve-outs, restructuring in middle market and mid cap private and public companies. The firm seeks to invest in business services, manufacturing, consumer products, financial services, healthcare, industrial services, chemicals, infrastructure, information services, software, and technology sectors. It primarily invests in North America and also considers international opportunities. The firm typically invests between $25 million and $125 million in companies and also seeks to invest in companies in revenues ranging from over $100 million and $1000 million. It seeks to invest in companies with an EBITDA between $15 million and $75 million and an enterprise value between $100 and $500 million. The firm seeks to take majority positions or minority positions with control rights. It was previously known as Hunstman Gay Global Capital, LLC. HGGC, LLC was founded in 2007 and is based in Palo Alto, California with additional offices in West Palm Beach, Florida; Salt Lake City, Utah; and Foxborough, Massachusetts.

25.    On May 1, 2018, RPX and HGGC issued a joint press release announcing the Proposed Transaction. The press release stated in relevant part:

RPX Corporation to be Acquired by HGGC for $10.50 Per Share

Sale to HGGC Follows Robust Review of Full Range of

Strategic Alternatives by RPX Board of Directors

Transaction Expected to Close in the Second or Third Quarter of 2018

SAN FRANCISCO and PALO ALTO, Calif. – May 1, 2018 – RPX Corporation (NASDAQ: RPXC), the leading provider of patent risk and discovery management solutions, today announced it has entered into a definitive agreement to be acquired by HGGC, a leading middle market private equity firm, in an all-cash transaction valued at approximately $555 million. Under the terms of the agreement, HGGC will initiate a tender offer for RPX shares at a price of $10.50 per share in cash. The agreement was unanimously approved by RPX’s Board of Directors following a thorough review of a full range of strategic, financial and capital structure alternatives, which was first announced in February 2018.

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Shelby Bonnie, RPX Chairman of the Board, said, “Over the course of our review, the RPX Board of Directors evaluated a full range of strategic, financial and capital structure alternatives to best serve the interests of our stockholders, including a sale and continuing to operate as a standalone public company. After receiving and reviewing numerous proposals and indications of interest, as well as considering RPX’s current operations and future prospects, the Board is entirely confident that this transaction provides great, certain and immediate value to RPX stockholders.”

Marty Roberts, RPX Chief Executive Officer and President, added, “We are thrilled to partner with HGGC to achieve our next phase of growth for our patent risk and discovery management businesses. This transaction provides RPX with strong financial support and added flexibility to achieve our longer-term prospects, while providing our current stockholders with secure near-term value. Importantly, HGGC is experienced in building technology-enabled services businesses and is fully aligned with our global team’s strategy in patent risk and discovery management services. With this transaction, our clients at RPX and Inventus will continue to see an uninterrupted high level of service, and we can expect even greater levels of investment in client service going forward.”

Rich Lawson, HGGC Chief Executive Officer and Co-founder, commented, “We are big believers in RPX’s mission to deliver patent risk and discovery management solutions to its clients. RPX’s and Inventus’s businesses begin and end with the trust of their clients, and we will continue to serve their best interests. We fully support the vision of the Company to build a much-needed clearinghouse in the broader market for patents and will continue RPX’s decade-long commitment to never assert patents.”

David Chung, Executive Director of HGGC added, “Thanks to the vision and efforts of the original founding team, the current leadership and the many enormously capable people at the Company who drive results for clients day in and day out, we believe RPX and Inventus have core strengths and advantages that position them well for long-term success. We are fully supportive of the Company’s management team as a whole, and we will thoughtfully review, in partnership with the senior leadership team, where additions could be made for the ultimate benefit of the Company’s clients.”

In the course of its review of strategic alternatives, RPX’s Board of Directors received and thoroughly evaluated numerous proposals and indications of interest before deciding unanimously to proceed with this transaction. The transaction will be executed by means of a tender offer followed by a merger, and the RPX Board of Directors unanimously recommends RPX stockholders tender their shares in the offer. In light of RPX’s sale to HGGC, RPX is suspending its dividend, effective immediately. The transaction is expected to close in the second or third quarter of 2018, subject to customary closing conditions and regulatory approvals.

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RPX Corporation also announced today its first quarter 2018 results, which are available on the “Investor Relations” section of the RPX’s website at www.rpxcorp.com. The previously announced earnings conference call and webcast scheduled for May 8, 2018 will no longer take place.

GCA Advisors, LLC is acting as financial advisor, and Skadden, Arps, Slate, Meagher & Flom LLP is acting as legal advisor, to RPX. Houlihan Lokey Capital, Inc.’s Tech+IP Advisory Group and Jefferies LLC are acting as financial advisors to HGGC. Jefferies Finance LLC is acting as sole lead arranger for debt financing to be utilized by HGGC. Kirkland and Ellis LLP is acting as legal advisor to HGGC.

About RPX Corporation

RPX Corporation (NASDAQ: RPXC) is the leading provider of patent risk and discovery management solutions. Since its founding in 2008, RPX has introduced efficiency to the patent market by providing a rational alternative to litigation. The San Francisco-based company’s pioneering approach combines principal capital, deep patent expertise, and client contributions to generate enhanced patent buying power. By acquiring patents and patent rights, RPX helps to mitigate and manage patent risk for its growing client network.

As of March 31, 2018, RPX had invested over $2.4 billion to acquire more than 26,000 US and international patent assets and rights on behalf approximately 320 clients in eight key sectors: automotive, consumer electronics and PCs, E-commerce and software, financial services, media content and distribution, mobile communications and devices, networking, and semiconductors.

RPX subsidiary Inventus is a leading international discovery management provider focused on reducing the costs and risks associated with the discovery process through the effective use of technology solutions. Inventus has been providing litigation support services to corporate legal departments, law firms and government agencies since 1991.

About HGGC

HGGC is a leading middle-market private equity firm with $4.3 billion in cumulative capital commitments. Based in Palo Alto, Calif., HGGC is distinguished by its “Advantaged Investing” approach that enables the firm to source and acquire scalable businesses at attractive multiples through partnerships with management teams, founders and sponsors who reinvest alongside HGGC, creating a strong alignment of interests. Over its history, HGGC has completed over 90 platform investments, add-on acquisitions, recapitalizations and liquidity events with an aggregate transaction value of more than $17 billion. More information is available at www.hggc.com.

CLASS ACTION COMPLAINT

26.    The Offer Price is inadequate consideration for RPX stockholders. Indeed, $10.50 represents a 3% discount to the Company’s trading price immediately prior to the announcement of the Proposed Transaction. It is therefore imperative that stockholders receive the material information (discussed in detail below) that Defendants have omitted from the Recommendation Statement, which is necessary for stockholders to properly exercise their corporate suffrage rights and make an informed decision concerning whether to tender their shares in the Proposed Transaction.

II.	The Recommendation Statement Is Materially Incomplete and Misleading

27.    On May 21, 2018, Defendants filed the Recommendation Statement with the SEC. The Recommendation Statement has been disseminated to the Company’s stockholders, and solicits the Company’s stockholders to tender their shares in the Tender Offer. The Individual Defendants were obligated to carefully review the Recommendation Statement before it was filed with the SEC and disseminated to the Company’s stockholders to ensure that it did not contain any material misrepresentations or omissions. However, the Recommendation Statement misrepresents and/or omits material information that is necessary for the Company’s stockholders to make an informed decision concerning whether to tender their shares, in violation of Sections 14(e) and 20(a) of the Exchange Act.

28.    First, the Recommendation Statement omits the higher set of projections used by the Company for nearly the entire sales process. The included “Management Projections” were revised downward within the last week of the deal making process, and were supplied to GCA Advisors just in time to render their “fairness opinion.” The suspect timing of these revisions suggest that the projections were lowered for the purposes of framing the inadequate Offer Price as fair to stockholders. As such, the Management Projections provide a materially misleading representation of the Company’s financial picture.

29.    The omission of the unaltered projections, dubbed in the Recommendation Statement as the “Initial Forecasts,” is a material omission and renders the Management Projections included on page 34 of the Recommendation Statement materially incomplete and misleading. If a recommendation statement discloses financial projections and valuation information, such projections must be complete and accurate. The question here is not the duty to speak, but liability for not having spoken enough. With regard to future events, uncertain figures, and other so-called soft information, a company may choose silence or speech elaborated by the factual basis as then known—but it may not choose half-truths.

CLASS ACTION COMPLAINT

30.    With respect to GCA Advisors’ Discounted Cash Flow Analysis, the Recommendation Statement fails to disclose the following key components used in the analysis: (i) the inputs and assumptions underlying the calculation of the discount rate range of 13% to 15%, including all WACC components; (ii) whether the “estimated unlevered free cash flow for the Company” used in the analysis are the same as the “Free Cash Flow” disclosed in the Management Projections, and, if not, then the value of the cash flows used; and (iii) the actual terminal value calculated, including the inputs and assumptions underlying its calculation.

31.    These key inputs are material to RPX stockholders, and their omission renders the summary of GCA Advisors’ Discounted Cash Flow Analysis incomplete and misleading. As a highly-respected professor explained in one of the most thorough law review articles regarding the fundamental flaws with the valuation analyses bankers perform in support of fairness opinions, in a discounted cash flow analysis a banker takes management’s forecasts, and then makes several key choices “each of which can significantly affect the final valuation.” Steven M. Davidoff, Fairness Opinions, 55 Am. U.L. Rev. 1557, 1576 (2006). Such choices include “the appropriate discount rate, and the terminal value…” Id. As Professor Davidoff explains:

There is substantial leeway to determine each of these, and any change can markedly affect the discounted cash flow value. For example, a change in the discount rate by one percent on a stream of cash flows in the billions of dollars can change the discounted cash flow value by tens if not hundreds of millions of dollars….This issue arises not only with a discounted cash flow analysis, but with each of the other valuation techniques. This dazzling variability makes it difficult to rely, compare, or analyze the valuations underlying a fairness opinion unless full disclosure is made of the various inputs in the valuation process, the weight assigned for each, and the rationale underlying these choices. The substantial discretion and lack of guidelines and standards also makes the process vulnerable to manipulation to arrive at the “right” answer for fairness. This raises a further dilemma in light of the conflicted nature of the investment banks who often provide these opinions.

Id. at 1577-78.

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32.    With respect to the GCA Advisors’ Negative Spot Premium Comparison, the Recommendation Statement fails to disclose the companies involved or the individual premiums used to prepare the comparative analysis. A fair summary of this analysis requires the disclosure of the individual premiums (or discounts) for each transaction observed. Summarily concluding that “13 included a discount of 4% or more and a plurality of the transactions analyzed were in the technology sector” is insufficient, as stockholders are unable to assess whether the banker summarized fairly, or, instead, emphasize only the figures that best present the premia in light of the Offer Price, i.e. as low as possible. The omission of this information renders the summary of this analysis included in the Recommendation Statement materially incomplete and misleading.

33.    In sum, the omission and/or misstatement of the above-referenced information renders statements in the Recommendation Statement materially incomplete and misleading in contravention of the Exchange Act. Absent disclosure of the foregoing material information prior to the expiration of the Tender Offer, Plaintiff and the other members of the Class will be unable to make a fully-informed decision regarding whether to tender their shares, and they are thus threatened with irreparable harm, warranting the injunctive relief sought herein.

COUNT I

Claims Against All Defendants for Violations of Section 14(e) of the Exchange Act

34.    Plaintiffs repeat and reallege the preceding allegations as if fully set forth herein.

35.    Defendants caused the Recommendation Statement to be issued with the intention of soliciting stockholder support of the Proposed Transaction.

36.    Section 14(e) of the Exchange Act provides that it is unlawful “for any person to make any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made, in the light of the circumstances under which they are made, not misleading . . . in connection with any tender offer or request or invitation for tenders, or any solicitation of security holders in opposition to or in favor of any such offer, request, or invitation.” 15 U.S.C. § 78n(e).

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37.    Defendants violated this clause of Section 14(e) because they negligently caused or allowed the Recommendation Statement to be disseminated to RPX stockholders in order to solicit them to tender their shares in the Tender Offer, and the Recommendation Statement contained untrue statements of material fact and/or omitted to state material facts necessary in order to make the statements made, in the light of the circumstances under which they were made, not misleading.

38.    Defendants negligently omitted the material information identified above from the Recommendation Statement or negligently failed to notice that such material information had been omitted from the Recommendation Statement, which caused certain statements therein to be materially incomplete and therefore misleading. Indeed, while Defendants undoubtedly had access to and/or reviewed the omitted material information in connection with approving the Proposed Transaction, they allowed it to be omitted from the Recommendation Statement, rendering certain portions of the Recommendation Statement materially incomplete and therefore misleading. As directors and officers of RPX, the Individual Defendants had a duty to carefully review the Recommendation Statement before it was disseminated to the Company’s stockholders to ensure that it did not contain untrue statements of material fact and did not omit material facts. The Individual Defendants were negligent in carrying out their duty.

39.    RPX is imputed with the negligence of the Individual Defendants, who are each directors and/or senior officers of RPX.

40.    As a direct result of Defendants’ negligent preparation, review, and dissemination of the false and/or misleading Recommendation Statement, Plaintiffs and the Class are impeded from exercising their right to seek appraisal on a fully informed basis and are induced to tender their shares and accept the inadequate Offer Price in connection with the Proposed Transaction. The false and/or misleading Recommendation Statement used to solicit the tendering of shares impedes Plaintiffs and the Class from making a fully informed decision regarding the Tender Offer and is an essential link in consummating the Proposed Transaction, which will deprive them of full and fair value for their RPX shares. At all times relevant to the dissemination of the materially false and/or misleading Recommendation Statement, Defendants were aware of and/or had access to the true facts concerning the process involved in selling RPX, the projections for RPX, and RPX’s true value, which is greater than the Offer Price RPX’s stockholders will recieve. Thus, as a direct and proximate result of the dissemination of the false and/or misleading Recommendation Statement Defendants used to obtain stockholder approval of and thereby consummate the Proposed Transaction, Plaintiffs and the Class will suffer damage and actual economic losses (i.e., the difference between the price RPX stockholders receive and the true value of their shares at the time of the Transaction) in an amount to be determined at trial.

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41.    The misrepresentations and omissions in the Recommendation Statement are material in that a reasonable stockholder would consider them important in deciding whether to tender their shares in the Tender Offer. In addition, a reasonable investor would view a full and accurate disclosure as having significantly altered the “total mix” of information made available in the Recommendation Statement and in other information reasonably available to stockholders.

COUNT II

Against the Individual Defendants for Violations of Section 20(a) of the Exchange Act

42.    Plaintiffs repeat and reallege the preceding allegations as if fully set forth herein.

43.    The Individual Defendants acted as controlling persons of RPX within the meaning of Section 20(a) of the Exchange Act as alleged herein. By virtue of their positions as officers and/or directors of RPX and participation in and/or awareness of the Company’s operations and/or intimate knowledge of the false and misleading statements contained in the Recommendation Statement, they had the power to influence and control and did influence and control, directly or indirectly, the decision making of the Company, including the content and dissemination of the various statements that Plaintiffs contend are false and misleading.

44.    Each of the Individual Defendants was provided with or had unlimited access to copies of the Recommendation Statement alleged by Plaintiffs to be misleading prior to and/or shortly after these statements were issued and had the ability to prevent the issuance of the statements or cause them to be corrected.

45.    In particular, each of the Individual Defendants had direct and supervisory involvement in the day-to-day operations of the Company, and, therefore, is presumed to have had the power to control and influence the particular transactions giving rise to the violations as alleged herein, and exercised the same. The Recommendation Statement contains the unanimous recommendation of the Individual Defendants to approve the Transaction. They were thus directly involved in the making of the Recommendation Statement.

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46.    By virtue of the foregoing, the Individual Defendants violated Section 20(a) of the Exchange Act.

47.    As set forth above, the Individual Defendants had the ability to exercise control over and did control a person or persons who have each violated Section 14(e) of the Exchange Act, by their acts and omissions as alleged herein. By virtue of their positions as controlling persons, these defendants are liable pursuant to Section 20(a) of the Exchange Act. As a direct and proximate result of the Individual Defendants’ conduct, Plaintiffs and the Class have suffered damage and actual economic losses (i.e., the difference between the price RPX stockholders received and the true value of their shares at the time of the Transaction) in an amount to be determined at trial.

RELIEF REQUESTED

WHEREFORE, Plaintiff demands relief in his favor and in favor of the Class and against the Defendants jointly and severally, as follows:

A.    Declaring that this action is properly maintainable as a Class Action and certifying Plaintiff as Class Representative and his counsel as Class Counsel;

B.    Preliminarily and permanently enjoining Defendants and their counsel, agents, employees and all persons acting under, in concert with, or for them, from proceeding with, consummating, or closing the Proposed Transaction, unless and until Defendants disclose the material information identified above which has been omitted from the Recommendation Statement;

C.    Rescinding, to the extent already implemented, the Merger Agreement or any of the terms thereof, or granting Plaintiff and the Class rescissory damages;

D.    Directing the Defendants to account to Plaintiff and the Class for all damages suffered as a result of their wrongdoing;

E.    Awarding Plaintiff the costs and disbursements of this action, including reasonable attorneys’ and expert fees and expenses; and

F.    Granting such other and further equitable relief as this Court may deem just and proper.

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JURY DEMAND

Plaintiff demands a trial by jury.

DATED: June 8, 2018	Respectfully submitted,

OF COUNSEL	/s/ David E. Bower
David E. Bower

MONTEVERDE & ASSOCIATES PC	David E. Bower SBN 119546
Juan E. Monteverde	MONTEVERDE & ASSOCIATES PC
The Empire State Building	600 Corporate Pointe, Suite 1170
350 Fifth Avenue, Suite 4405	Culver City, CA 90230
New York, New York 10118	Tel: (213) 446-6652
Tel: 212-971-1341	Fax: (212) 202-7880
Fax: 212-202-7880	Email: dbower@monteverdelaw.com
Email: jmonteverde@monteverdelaw.com
Counsel for Plaintiff
Counsel for Plaintiff

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